Interups Inc.
                        2360 Corporate Circle, Suite 400
                            Henderson, NV 89074-7722

                                November 2, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Interups Inc.- Registration Statement on Form S-1
    Amendment No. 1
    File No. 333-182956

Dear: Barbara C. Jacobs

In response to your letter dated August 27, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1
PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDES IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

Response: We haven't provided any materials to institutional investors and have no intention of doing so. In addition there are no research reports about us.

COMMENT: 2
YOU APPEAR TO BE A SHELL COMPANY AS DEFINED IN SECURITIES ACT RULE 405. AS SUCH, PLEASE DISCLOSE THAT YOU ARE A SHELL COMPANY ON YOUR PROSPECTUS COVER PAGE, AND ADD A RISK FACTOR THAT HIGHLIGHTS THE UNAVAILABILITY OF SECURITIES ACT RULE 144 FOR PURPOSES OF MEETING THE SAFE HARBOR REQUIREMENT FROM THE DEFINITION OF UNDERWRITER, INCLUDING ANY EFFECT ON THE LIQUIDITY OF YOUR SHARES AND ON YOUR ABILITY TO ATTRACT ADDITIONAL CAPITAL TO IMPLEMENT YOUR BUSINESS PLAN OR SUSTAIN OPERATIONS. TO THE EXTENT YOU BELIEVE YOU ARE NOT A SHELL COMPANY, PROVIDE US WITH A DETAILED ANALYSIS IN SUPPORT OF YOUR BELIEF.

Response: The Registrant does not believe that it is a "shell company" as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a "shell company" as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having "no or nominal operations". From inception, the Registrant's management has devoted a significant amount of time to the development of the Registrant's business. In furtherance of the Registrant's planned business, the Registrant's management developed a business plan, has purchased own web domain name. Interups Inc. has paid $3,000 for web site development. Also we have executed an agreement with "SIA Olira" under which "SIA Olira" will sell their products and services on our website. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as having "no or nominal operations".

PROSPECTUS COVER PAGE

COMMENT: 3
REVISE THE PROSPECTUS COVER PAGE TABLE TO SHOW THE VARIOUS NET PROCEEDS THAT YOU MAY RECEIVE FROM THIS OFFERING. THE TABLE DOES NOT REFLECT THE NO-MINIMUM, BEST EFFORTS NATURE OF THE OFFERING. YOU MAY REVISE THE TABLE TO PRESENT THE AMOUNTS OF NET PROCEEDS YOU MAY RECEIVE IN THE EVENT YOU SELL VARYING PERCENTAGES OF THE MAXIMUM AMOUNT OF SECURITIES BEING OFFERING PURSUANT TO THIS REGISTRATION STATEMENT (I.E., 25%, 50%, 75% AND 100% OF SECURITIES SOLD). WE REFER TO YOUR USE OF PROCEEDS DISCLOSURE ON PAGE 12.

Response: We have revised the prospectus cover page table to show the various net proceeds that we may receive from this offering:

Title of Securities                                             Offering Price    Maximum Offering
 to be Offered               Number of Offered Shares             Per Share          Proceeds
 -------------               ------------------------             ---------          --------
Common Stock           10,000,000 (100% of offered shares)          $0.01            $100,000
Common Stock            7,500,000 (75% of offered shares)           $0.01            $ 75,000
Common Stock            5,000,000 (50% of offered shares)           $0.01            $ 50,000
Common Stock            2,500,000 (25% of offered shares)           $0.01            $ 25,000

COMMENT: 4
YOU HAVE DISCLOSED ON YOUR PROSPECTUS COVER PAGE THAT YOU ARE AN EMERGING GROWTH COMPANY. CONSIDER REVISING YOUR PROSPECTUS COVER PAGE TO ALSO DISCLOSE THAT YOU WILL BE SUBJECT TO LIMITED REPORTING OBLIGATIONS AS AN EMERGING GROWTH COMPANY AND CROSS-REFERENCE THE SECTION OF YOUR RISK FACTORS THAT DESCRIBES YOUR LIMITED REPORTING OBLIGATIONS.

Response: We have revised our prospectus cover page to disclose the following:

We will be subject to limited reporting obligations as an emerging growth company and will be subject to limited reporting obligations as mentioned in our risk factors on page 9.

RISK FACTORS

GENERAL

COMMENT: 5
WE NOTE THAT YOU HAVE A VERY LIMITED NUMBER OF SHAREHOLDERS AND IT WOULD APPEAR THE NUMBER OF RECORD SHAREHOLDERS IS LIKELY TO REMAIN LESS THAN 300 FOR THE FORESEEABLE FUTURE. TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO INFORMING POTENTIAL INVESTORS THAT THE COMPANY MAY SUBSEQUENTLY ELECT TO DE-REGISTER ITS SHARES UNDER THE EXCHANGE ACT AND SUSPEND ITS REPORTING OBLIGATIONS. TO THE EXTENT YOU BELIEVE THESE CONDITIONS PRESENT A MATERIAL RISK, PLEASE DESCRIBE THE UNCERTAINTY AND THE RESULTING RISK IN AN APPROPRIATELY CAPTIONED PARAGRAPH.

Response: We have included the following risk factor:
31.We have a very limited number of shareholders and the number of record shareholders is likely to remain less than 300 for the foreseeable future. If we subsequently elect to de-register its shares under the Exchange Act our reporting obligations will be suspended. We have no plans to de-register our shares at the present.

COMMENT: 6
WE NOTE DISCLOSURE ON PAGE 10 THAT STATES THAT YOU WILL BE PAYING EXPENSES RELATED TO PROXY STATEMENTS IN ADDITION TO ANNUAL REPORTS. AS SUCH, IT APPEARS THAT YOU DO NOT INTEND TO AVAIL YOURSELF TO THE LIMITED REPORTING REQUIREMENTS OF A SECTION 15(D) REGISTRANT. PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN WHAT IT MEANS TO REGISTER A CLASS OF SECURITIES UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT. ADVISE WHEN YOU WILL BE FILING A FORM 8-A.

Response: We have revised to delete our disclosure about proxy statement. We have revised as follows: If we become a public entity, subject to the reporting requirements of the Exchange Act of 1934, we will incur ongoing expenses associated with professional fees for accounting, legal and a host of other expenses for annual reports .We do not intend to register under Section 12 of the Securities Exchange Act until and unless we are required to do so.

RISKS ASSOCIATED WITH THIS OFFERING

"IF WE FAIL TO CONSTANTLY ADD NEW MERCHANTS, OUR REVENUE AND BUSINESS WILL BE HARMED", PAGE 6 COMMENT: 7

YOUR STATEMENT THAT "[Y]OUR MANAGEMENT DO NOT BELIEVE THAT [YOU] WILL BE ABLE HAVE LONG-TERM-TERM CONTRACTS WITH MERCHANT TO GUARANTEE THE AVAILABILITY OF DEALS..." IS NOT CLEAR. PLEASE REVISE SO THAT THIS RISK FACTOR CLEARLY EXPLAINS THE UNCERTAINTY.

Response: We have revised our statement as follows:

8. We will depend on our ability to attract and retain merchants who are willing to offer products or services at discounted prices. Merchants may not be willing to offer discounted deals to us for long periods of time because it may undermine their profits. When merchant(s) discontinue(s) offering a bargain priced deal to us, we will have to search for other deals with other merchants. If we are not able to find such new merchants, out business may fail.

"WE WILL RELY ON INDEPENDENT THIRD-PARTY TRANSPORTATION PROVIDERS FOR
SUBSTANTIALLY ALL OF OUR MERCHANDISE SHIPMENTS....", PAGE 7

COMMENT: 8
WE NOTE THAT YOU WILL RELY ON THIRD-PARTY TRANSPORTATION PROVIDERS FOR SUBSTANTIALLY ALL OF YOUR MERCHANDISE SHIPMENTS. IT IS UNCLEAR, HOWEVER, HOW THESE THIRD-PARTY TRANSPORTATION PROVIDERS FIT WITHIN YOUR BUSINESS MODEL. PLEASE ADVISE OR REVISE.

Response: We have revised as follows:

9. We will rely on independent third-party package delivery companies for substantially all of our merchandise shipments. We could be subject to increased shipping cost as well as the potential inability of our transportation providers to deliver on a timely basis.

"WE MAY SUFFER LIABILITY AS A RESULT OF INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET...", PAGE 8

COMMENT: 9
YOU REPORT THAT YOU HAVE BEEN SUED IN THE PAST; DESCRIBE THE EXACT NATURE OF ANY PAST AND PENDING LITIGATION AS WELL AS THE OUTCOME OF ANY SUCH LITIGATION. IN THIS REGARD, WE ARE UNABLE TO LOCATE DISCLOSURE PERTAINING TO ANY LAWSUITS IN YOUR DOCUMENT.

Response: We do not have any pending litigation against us. We have revised our risk factor as follows:

17. We may suffer liability as a result of information retrieved from or transmitted over the Internet and claims related to our service offerings.

We may be sued for defamation, civil rights infringement, negligence, patent, copyright or trademark infringement, invasion of privacy, personal injury, product liability, breach of contract, unfair competition, discrimination, antitrust or other legal claims relating to information that will be published or will be available on our websites or service offerings we make available.

"WE MAY BE EXPOSED TO POTENTIAL RISKS AND SIGNIFICANT EXPENSES REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT...", PAGE 11

COMMENT: 10
INCLUDE UNDER A SEPARATE RISK FACTOR HEADING DISCLOSURE INFORMING READERS THAT YOU WILL NOT BE REQUIRED TO PROVIDE MANAGEMENT'S ASSESSMENT OF YOUR ANNUAL REPORT UNTIL YOUR SECOND ANNUAL REPORT ON FORM 10-K IS DUE. WE REFER TO THE DISCLOSURE INCLUDED IN RISK FACTOR NUMBER 25 ON PAGE 11. IN ADDITION, YOUR REVISED DISCLOSURE SHOULD MAKE IT CLEAR THAT EVEN AFTER YOU HAVE CEASED TO BE AN EMERGING COMPANY, YOU WILL NOT HAVE TO PROVIDE AN ATTESTATION REPORT OF YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM SO LONG AS YOU ARE A SMALLER REPORTING COMPANY.

Response: We have added risk factor:

We will not be required to provide management's assessment of our annual report. Even after we have ceased to be an emerging company, we will not have to provide an attestation report of our independent registered public accounting firm for as long as we are a smaller reporting company.

USE OF PROCEEDS, PAGE 13

COMMENT: 11
EXPLAIN THE NATURE OF ANTICIPATED EXPENSE RELATED TO THE DEVELOPMENT OF THE PARKING PAYMENT APPLICATION. TELL US HOW THE PARKING PAYMENT APPLICATION FITS WITHIN YOUR BUSINESS MODEL AS DESCRIBED IN YOUR DOCUMENT.

Response: We have deleted the sentence about parking payment application.

DILUTION, PAGE 13

COMMENT: 12
YOUR DISCLOSURE ON PAGE 13 INDICATES THAT YOUR DILUTION TABLE WAS BASED ON TOTAL STOCKHOLDER'S EQUITY OF $4,085 AS OF MAY 31, 2012. BASED ON THE AUDITED FINANCIAL STATEMENTS INCLUDED IN THE FILING YOUR TOTAL STOCKHOLDER'S EQUITY AS OF MAY 31, 2012 WAS $3,761. PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.

Response: We have revised our disclosures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS PLAN OF OPERATION, PAGE 15

COMMENT: 13
WE NOTE YOU PROVIDE A PLAN OF OPERATIONS FOR THE NEXT TWELVE MONTHS ASSUMING 100% OF THE SHARES ARE SOLD IN THE OFFERING. PLEASE REVISE TO CLARIFY HOW YOUR PLAN OF OPERATIONS WILL BE IMPACTED SHOULD YOU SELL ONLY 25%, 50% OR 75% OF THE SHARES IN THIS OFFERING.

Response: We have disclosed that if we are unable to raise maximum ($100,000) in this offering we will be required to reduce spending in areas of website developing, advertising, inventory, and other expenses. This reduction in expenditures may reduce our ability to grow and profit. Exact spending figures are disclosed in our "Use of Proceeds".

LIQUIDITY AND CAPITAL RESOURCES, PAGE 17

COMMENT: 14
PLEASE REVISE THE FILING TO DISCLOSE THE MINIMUM PERIOD OF TIME THAT YOU WILL BE ABLE TO CONDUCT YOUR PLANNED OPERATIONS USING CURRENTLY AVAILABLE CAPITAL RESOURCES. WE REFER YOU TO ITEM 303(A)(1) OF REGULATION S-K AND INSTRUCTIONS 2 AND 3 TO ITEM 303(A) OF REGULATION S-K FOR ADDITIONAL GUIDANCE.

Response: We have disclosed that using currently available capital resources we will be able to conduct our planned operations for approximately one to two months.

DESCRIPTION OF BUSINESS

OUR SERVICES, PAGE 19

COMMENT: 15
REVISE TO DESCRIBE IN DETAIL HOW YOU INTEND TO EARN REVENUE. IN ADDITION, BE SURE TO INCLUDE ALL DISCLOSURE IN RESPONSE TO ITEM 101(H)(4) OF REGULATION S-K.

Response: We have revised to describe:

We will charge merchants a commission percentage fee from the deals sold through our website. Also we plan to sell our own goods at discounted prices.

COMMENT: 16
DESCRIBE HOW YOUR SINGLE EMPLOYEE WILL MARKET AND ADVERTISE YOUR SERVICES. SEE
ITEM 101(H)(4)(II) REGARDING THE DISTRIBUTION METHODS OF YOUR PRODUCTS AND SERVICES. IN THIS REGARD, WE NOTE THAT YOUR SOLE OFFICER AND DIRECTOR CURRENTLY DEVOTES APPROXIMATELY TWENTY HOURS PER WEEK TO YOUR BUSINESS.

Response: We have described how our employee will market our services:
Our products and services will be distributed mainly through our website. When our volume of sales increases we may hire additional sales personnel to help administer the sale of our products and services. We plan to compensate these sales personnel solely with commission payments from sales.

COMMENT: 17
IN ADDITION, PLEASE INCLUDE A MORE DETAILED AND EXPANDED DISCUSSION OF YOUR REFUND POLICY. COMPETITION AND INDUSTRY OVERVIEW, PAGE 21

Response: We have added more detailed discussion:

We will provide our customers with a refund of the purchase price if they are not satisfied with the purchase within the first seven days after the purchase.

In our agreements with Merchants we will negotiate an agreement that Interups Inc. shall have the right to refund the Voucher price to any Purchaser who is dissatisfied with the purchase. In case of refund we will also return the commission fee to the Merchant.

COMMENT: 18
WE NOTE THAT YOU INTEND ON RESELLING MERCHANDISE IN VARIOUS MARKETS (E.G., LITHUANIA, LATVIA AND ESTONIA). REVISE TO PROVIDE A DETAILED, EXPANDED DISCUSSION OF THE COMPETITIVE ENVIRONMENT FOR YOUR SERVICES IN THESE COUNTRIES.

Response: We have described the competitive environment in these markets:

Competition has been fierce due to the fact that daily deals industry is one with little barriers to entry but very significant barriers to scale. It's easy to setup e-shop, but very difficult to scale your business. Cherry Media is the largest online daily deals business operating in Estonia, Latvia and Lithuania. The market overall continues to expand as newcommers also discover the cheap bargains available to them. To compete with existing and new entrants we plan to focus on a monthly recurring "subscription" type model. The sellers can develop/refine a product line whereby it is monthly/quarterly distributed for the customer.

UNDERTAKINGS, PAGE II-2

COMMENT: 19
GIVEN THE NATURE OF YOUR OFFERING, AND THE DISCLOSURE INCLUDED IN YOUR DOCUMENT, IT IS UNCLEAR WHY YOU HAVE INCLUDED THE UNDERTAKING RELATED TO RULE 430B. PLEASE ADVISE OR REVISE SO AS TO INCLUDE THOSE UNDERTAKINGS APPLICABLE TO YOUR OFFERING.

Response: We have deleted the undertaking section.

SIGNATURES, PAGE II-4

COMMENT: 20
REVISE THE PARAGRAPH PRECEDING THE SIGNATURE ON BEHALF OF THE COMPANY SO THAT THE LANGUAGE IS AS SET FORTH IN FORM S-1. YOU SHOULD NOT QUALIFY THE SIGNATURE OF THE COMPANY WITH THE CERTIFICATION THAT THE COMPANY HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS OF FILING ON FORM S-1.

Response: We have revised as follows:

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Henderson, Nevada on October 29, 2012

COMMENT: 21
PLEASE REVISE THE SECOND HALF OF THE SIGNATURE BLOCK SO THAT IT IS SIGNED BY SOMEONE WITH THE INDICATED CAPACITY OF EITHER PRINCIPAL ACCOUNTING OFFICER OR CONTROLLER. SEE INSTRUCTION 1 TO SIGNATURES OF FORM S-1.

Response: We have revised second half of the signature block.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563

Tel: (516) 887-8200, Fax: (516) 887-8250
david@dlubinassociates.com

Thank you.

Sincerely,


/s/ Romanas Bagdonas
----------------------------
Romanas Bagdonas